Exhibit 77(C):

      On December 10, 2013, the Boards of Directors of the Fund and
Cohen & Steers Dividend Majors Fund ("DVM") approved the reorganization and merger (the "Merger") of DVM with and into the Fund in accordance with Maryland General Corporation Law. The purpose of the transaction was to permit shareholders to pursue substantially similar investment objectives in a fund that has a focused investment strategy with similar investment policies and anticipated lower expenses. The Board of Directors of the Fund called a special meeting of stockholders of the Fund (the "Meeting") to be held on April 24, 2014. The Meeting was called to vote on the following proposals:

Proposal 1:	authorizing the issuance of additional shares of the Fund's
common stock in connection with the Merger;
Proposal 2:	amendment to the Fund's charter to authorize the Board of
Directors from time to time to amend the charter to increase or decrease the number of authorized shares of stock of any class or series without further action by the stockholders; and
Proposal 3:	approve changes to certain fundamental investment policies of the
Fund, including (A) amending the Fund's fundamental investment policy with respect to making loans; (B) converting to non-fundamental its current fundamental investment restriction regarding limits on the Fund's ability to enter into short sales of securities or maintain short positions; and (C) converting to non-fundamental its current fundamental investment restriction regarding the purchase of securities on margin.

On April 24, 2014, the Fund's shareholders approved the issuance of additional shares of the Fund's common stock in connection with the Merger (Proposal 1). Stockholders of the Fund also approved Proposals 3(A), 3(B) and 3(C). Stockholders of the Fund did not approve Proposal 2.

The number of shares voted with respect to each proposal is as follows:

Shares Voted For Shares Voted Against Shares Abstained
Proposal 1  4,348,844.741  279,630.701    222,724.694
Proposal 2  3,496,730.795  1,138,723.393  215,745.948
Proposal 3  3,944,369.593  633,269.903    273,560.640
Proposal 3B 3,981,615.152  621,895.632    247,689.352
Proposal 3C 3,972,305.857  628,993.623    249,900.656